

Mail Stop 3561

April 30, 2009

Via U.S. Mail

D. Scott Davis
Chief Executive Officer
United Parcel Service, Inc.
55 Glenlake Parkway, N.E.
Atlanta, GA 30328

> **Re: United Parcel Service, Inc.**
> **File Number: 001-15451**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Schedule 14 filed March 13, 2009**

Dear Mr. Davis:

We have reviewed your response letter dated April 22, 2009, and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. We also ask you to revise future filings in response to these comments. If you disagree with a requested change, we will consider your explanation as to why it is unnecessary. We also ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K

Exhibit Index

1. We note that you have incorporated by reference Exhibits 10.4 and 10.5 to the Form 10-K. However, these filings do not include all of the exhibits listed in the

table of contents of the agreements. All agreements must be filed in full and include all schedules, exhibits and annexes. Please refile the entire agreements, including all schedules, exhibits and annexes. Refer to Item 601(b)(10) of Regulation S-K.

2. Further, please confirm that you will file all exhibits in full and include all schedules, exhibits and annexes in future filings.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor

cc: Laura O. Hewett
        King & Spalding
        (404) 572-4825